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SEC FILE NUMBER
8-66292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TradeMas, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

NYSE Trading Floor, 11 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Masiello _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TradeMas, Inc. _____, as of 3/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRADEMAS, INC.

FINANCIAL STATEMENT WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE PERIOD JANUARY 1, 2024 TO MARCH 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

TRADEMAS, INC.

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TradeMas, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeMas, Inc. (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TradeMas, Inc. as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as TradeMas, Inc.'s auditor since 2023.

Hauppauge, New York
June 27, 2025

Nawocki Smith LLP


TRADEMAS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2025


ASSETS:

Cash and cash equivalents	$	4,609,002
Deposit with clearing broker		100,000
Securities owned, at fair value		992,461
Commissions and rebates receivable		7,290,412
Security deposit		13,500
Other assets		117,535
Total assets	**$**	**13,122,910**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	6,460,744
Total liabilities		**6,460,744**

STOCKHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 10 shares issued		25,000
Retained earnings		6,637,166
Total stockholder's equity		**6,662,166**
Total liabilities and stockholder's equity	**$**	**13,122,910**


The accompanying notes are an integral part of these financial statements

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TRADEMAS, INC.
NOTES TO FINANCIAL STATEMENT
AS OF MARCH 31, 2025

Note I - Organization and Nature of Business

TradeMas Inc. (The "Company") operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer.

The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company is a New York corporation formed on March 21, 2018, to conduct business on the floor of the New York Stock Exchange ("NYSE"). It is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Securities Investors Protection Corporation ("SIPC"). The Company earns commissions as an introducing broker of securities transactions.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for credit losses. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current conditions. No allowance for credit losses was required at March 31, 2025.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. As of March 31, 2025, the Company had no unrecognized tax benefits or liabilities. The Company operates in the United States and the State and City of New York, and the previous three years of tax returns (i.e., 2022, 2023, and 2024) remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

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Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements
The Company follows the guidance in FASB Account Standards Codification ("ASC") 820, "Fair Value Measurement". Using that guidance, fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability; in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities based on the order of liquidity of the inputs used to value the investments into a three-level fair value hierarchy.

The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [level 1] and the lowest order of liquid identity to unobservable inputs [level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest-level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments

Options Contracts: The Company values options listed on a national securities exchange at their last reported price. The Company values options traded in the over-the-counter ("OTC") markets using the midpoint between the last reported bid and ask prices. Options are generally categorized in Level I or Level 2 of the fair value hierarchy. On March 31, 2025, the Company had no liability for short position options.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input significant to the fair value measurement. However, determining what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources actively involved in the relevant market.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits. The responsibility for processing customer activity rests with the Company's clearing firm, RBC Capital Markets, LLC. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company In the event of customer non-performance.

Note 2 - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk (Continued)

In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market daily and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations daily.

Note 3 - 401(k) Savings Plan

The Company sponsors a 401(k) savings plan for its eligible employees. The employer determines contributions to the plan, if any, and comes out of its current profits. The employer's contribution for any year shall not exceed the maximum allowable as a deduction to the employer under the provisions of Internal Revenue Code Section 404, as amended, or replaced from time to time. No employer contributions were made to the plan for the 2024 calendar year, as reported in the financial statements for the period ended March 31, 2025. However, the Company made contributions in prior years, and those amounts remain invested in the plan on behalf of eligible employees. The Company's contributions to the 2022, 2023, and 2024 plan were $126,529, $171,502, and $0, respectively.

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days. At March 31, 2025, cash was held in interest-bearing accounts at various financial institutions. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with RBC Capital Markets LLC. to the extent of $500,000 (including up to $250,000 for cash). The Company's cash accounts at times exceed amounts covered by insurance provided by the FDIC and SIPC. Cash in excess of federally insured limits as of March 31, 2025, was $4,097,044.

Note 5 - Due From Broker and Deposit with Clearing Broker

At March 31, 2025, all of the investments in securities owned and securities sold were maintained with two clearing brokers, and the Company had the majority of its individual counterparty concentration with the clearing broker. Due from broker includes cash balances held at the clearing broker, and the net amount receivable or payable for securities transactions that had not been settled as of March 31, 2025. At March 31, 2025, the Company held cash of $107,115 at RBC Capital Markets, LLC, and $13,042 Foresight.

Note 6 - Financial Instruments and Risk

In the normal course of business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, interest rates, and the extent and timing of investor participation in the markets for both equity and interest rate-sensitive instruments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impact its ability to conduct its business and could cause losses to be incurred. The Company does not anticipate nonperformance by customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

Note 6 - Financial Instruments and Risk (Continued)

Short selling, or the sale of securities not owned by the Company, and options written, both expose the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly, and in the case of equities, without an effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "Short Squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly with prices significantly in excess of the proceeds received earlier.

The clearing and depository operations for the Company's investment transactions are provided by one broker. At March 31, 2025, all of the investments owned and sold short reflected in the statement of financial condition were held by this broker. Investments owned and investments sold short are subject to margin requirements.

Note 7 - Fair Value Measurement

Assets and liabilities measured at fair value are based on one or more of three valuation techniques.

The following table summarizes the Company's assets and liabilities required to be measured at fair value on a recurring basis at March 31, 2025:

Assets	Level 1	Level 2	Level 3	Total
Securities owned				
Money Market	$ 12,000	$ -	$ -	$ 12,000
Municipal Bonds	980,461	-	-	980,461
Total Investments	**$ 992,461**	**$ -**	**$ -**	**$ 992,461**

Valuation techniques

Money Markets
Money Markets are based on quoted in actively traded national markets and valued at the period-end last sales prices. Money Markets are considered level 1 securities.

Municipal Bonds
Municipal Bonds are based on quoted in actively traded national markets and valued at the period-end last sales prices. Municipal Bonds are considered level 1 securities.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of March 31, 2025, the Company had net capital of $4,881,706, which was $4,450,990 in excess of its required minimum net capital of $ 430,716. The Company's ratio of aggregate indebtedness to net capital was 132.35% as of March 31, 2025.

Note 9 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis and requires customers to deposit additional collateral or reduce positions when necessary.

Note 10 - Commissions and Rebates Receivable

The Company has outstanding receivables consisting of commissions and rebates earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully receivable; accordingly, no allowance for doubtful accounts has been established. As of March 31, 2025, the Company held $7,271,670 in commissions and rebate receivables.

Note 11 - Legal and other contingencies

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The financial statements include the necessary provisions for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition, operations, or cash flows.

Note 12 - Recently Issued accounting pronouncements
In November 2023, FASB issued Accounting Standards Update No. 2023 – Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses on an annual and interim basis for all public business entities to enable investors to develop more decision-useful financial analyses. Most prominent about the changes in the standard is the entity is required to report a measure of segment profit or loss that the chief operating decision maker uses to assess segment performance and make decisions about allocating resources. The Company adopted ASC 2023-07.

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Note 13 - Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach and qualitative and quantitative criteria established by ASC 280, the Company is considered a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and description of business and summary of significant accounting policies.

Note 14 - Subsequent Events

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through June 27, 2025, which is the date that the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2025.